

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Thomas DeNunzio
Chief Executive Officer
Ultimate Holdings Group, Inc.
780 Reservoir, #123
Cranston, RI 02910

> **Re: Ultimate Holdings Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed December 9, 2021**
> **File No. 000-56358**

Dear Mr. DeNunzio:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Real Estate & Construction